May 11, 2011

VIA FAX (703-813-6984) AND EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-33099

Dear Mr. Gordon:

Set forth below is the Company’s response to the comment of the staff of the Commission on our above-referenced filing set forth in your letter of April 28, 2011. For the convenience of the staff, we have restated in this letter in italics the comment. The reference to the page number in our response corresponds to the page number in our Form 10-K.

Form 10-K for the year ended December 31, 2010

Item 6. Selected Financial Data, page 40

1.	Please tell us if you have considered disclosing revenues from related parties separately in your Selected Financial Data table. Given the significant amount of your revenues derived from related party transactions, this disclosure would enhance understanding of your results of operations.

The Company previously has not considered disclosing revenue from related parties in Item 6; however, in order to enhance the understanding and to highlight trends in revenues, the Company will provide a break out of related party and non-related party revenue in Item 6 in future annual filings.

40 East 52nd Street New York, NY 10022	1
Tel 212.810.5300 www.blackrock.com

*     *     *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter. Please feel free to contact the undersigned at (212) 810-8386 should you require any further information or have any questions concerning these matters.

Sincerely,
/s/ Ann Marie Petach
Ann Marie Petach
Managing Director and Chief Financial Officer

Cc:	Deloitte & Touche LLP

40 East 52nd Street New York, NY 10022	2
Tel 212.810.5300 www.blackrock.com